

2-1250 Waverley Street
Winnipeg, Manitoba, Canada R3T 6C6
Phone: 204-487-7412
Fax: 204-488-9823

MEDICURE REPORTS FINANCIAL RESULTS FOR QUARTER ENDED MARCH 31, 2019

WINNIPEG, CANADA – (May 27, 2019) Medicure Inc. ("**Medicure**" or the "**Company**") (TSXV:MPH, OTC:MCUJF), a pharmaceutical company, today reported its results from operations for the quarter ended March 31, 2019.

Quarter Ended March 31, 2019 Highlights:

- Recorded net revenue from the sale of AGGRASTAT® (tirofiban hydrochloride) of $4.8 million during the quarter ended March 31, 2019 compared to $6.1 million for the quarter ended March 31, 2018;

- $55.5 million in cash and short-term investments as at March 31, 2019;

- Adjusted earnings before interest, taxes, depreciation and amortization (EBITDA[1]) for the quarter ended March 31, 2019 was negative $1.7 million compared to adjusted EBITDA of $927,000 for the quarter ended March 31, 2018; and

- Net loss for the quarter ended March 31, 2019 was $2.8 million compared to net income of $1.4 million for the quarter ended March 31, 2018.

Financial Results

Net revenues for the three months ended March 31, 2019 were $4.9 million compared to $6.1 million for the three months ended March 31, 2018. Net revenues from AGGRASTAT® for the three months ended March 31, 2019 were $4.8 million compared to $6.1 million for the three months ended March 31, 2018. Additionally, ReDS™ point of care system ("ReDS™"), contributed $103,000 of net revenue for the three months ended March 31, 2019.

The Company continued to experience strong patient market share held and strong hospital demand for AGGRASTAT® during the three months ended March 31, 2019, however increases in volume compared to the three months ended March 31, 2018 were offset by increased price competition that resulted in lower discounted prices for AGGRASTAT® throughout the quarter.

Diversification of revenues remains an important aspect of the Company's focus with Medicure concentrating on the sales and marketing of AGGRASTAT®, growing the sales of ZYPITAMAG™ (pitavastatin) and marketing the recently licensed ReDS™ device system.

Adjusted EBITDA for the three months ended March 31, 2019 was negative $1.7 million compared to $927,000 for the three months ended March 31, 2018. The decrease in adjusted EBITDA for the three months ended March 31, 2019 is the result of the higher selling, general and administration expenses caused by the incurrence of additional costs relating to the commercial organization due to the Company's additional products, higher cost of goods sold attributable to an increased volume of AGGRASTAT® sold and lower revenues experienced during the quarter ended March 31, 2019.

Net loss for the three months ended March 31, 2019 was $2.8 million or $0.18 per share. This compares to net income of $1.4 million or $0.09 per share for the three months ended March 31, 2018. Similar to the decrease in adjusted EBITDA, the net loss for the three months ended March 31, 2019 is the result of higher selling, general and administration expenses, higher cost of goods sold and lower revenues experienced during the quarter. Foreign exchange loss relating to a decrease in the value of the U.S. dollar experienced during the quarter ended March 31, 2019 also contributed to the net loss.

At March 31, 2019, the Company had unrestricted cash and short-term investments totaling $55.5 million compared to $71.9 million as of December 31, 2018. The decrease in cash is primarily due to the investment made in Sensible Medical Innovations Ltd. and a decrease in the value of the U.S. dollar as at March 31, 2019 compared to December 31, 2018. Cash flows used in operating activities for the three months ended March 31, 2019 totaled $1.9 million.

All amounts referenced herein are in Canadian dollars unless otherwise noted.

Notes

[1] The Company defines EBITDA as "earnings before interest, taxes, depreciation, amortization and other income or expense" and Adjusted EBITDA as "EBITDA adjusted for non-cash and non-recurring items". The terms "EBITDA" and "Adjusted EBITDA", as it relates to the quarters ended March 31, 2019 and 2018 results prepared using International Financial Reporting Standards ("IFRS"), do not have any standardized meaning according to IFRS. It is therefore unlikely to be comparable to similar measures presented by other companies.

Conference Call Info:

Topic: Medicure's Q1 2019 Results

Call date: Tuesday, May 28, 2019

Time: 7:30 AM Central Time (8:30 AM Eastern Time)

Canada toll-free: 1 (888) 465-5079   Canada toll: 1 (416) 216-4169

United States toll-free: 1 (888) 545-0687

Passcode: 6562291#

Webcast: This conference call will be webcast live over the internet and can be accessed from the Medicure investor relations page at the following link: http://www.medicure.com/investors

You may request international country-specific access information by e-mailing the Company in advance. Management will accept and answer questions related to the financial results and operations during the question-and-answer period at the end of the conference call. A recording of the call will be available following the event at the Company's website.

About Medicure

Medicure is a pharmaceutical company focused on the development and commercialization of therapies for the U.S. cardiovascular market. The present focus of the Company is the marketing and distribution of AGGRASTAT® (tirofiban hydrochloride) injection, ZYPITAMAG™ (pitavastatin) tablets and the ReDS™ device in the United States, where they are sold through the Company's U.S. subsidiary, Medicure Pharma Inc. For more information on Medicure please visit www.medicure.com.

For more information, please contact:

James Kinley
Chief Financial Officer
Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
www.medicure.com

To be added to Medicure's e-mail list, please visit:
http://medicure.mediaroom.com/alerts

Condensed Consolidated Interim Statements of Financial Position
(expressed in thousands of Canadian dollars, except per share amounts)
(unaudited)

	March 31, 2019	December 31, 2018
Assets		
Current assets:		
Cash and cash equivalents	$ 10,107	$ 24,139
Short-term investments	45,434	47,747
Accounts receivable	7,333	10,765
Inventories	4,275	4,239
Prepaid expenses	3,038	2,697
Total current assets	70,187	89,587
Non-current assets:		
Property and equipment	1,035	316
Intangible assets	8,531	1,705
Holdback receivable	11,666	11,909
Investment in Sensible Medical	6,459	-
Other assets	-	117
Deferred tax assets	125	127
Total non-current assets	27,816	14,174
Total assets	$ 98,003	$ 103,761
Liabilities and Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 12,664	$ 14,377
Current income taxes payable	959	1,058
Current portion of lease obligation	296	-
Current portion of royalty obligation	1,373	1,496
Total current liabilities	15,292	16,931
Non-current liabilities		
Royalty obligation	1,886	2,035
Lease obligation	305	-
Other long-term liabilities	1,176	1,201
Total non-current liabilities	3,367	3,236
Total liabilities	18,659	20,167
Equity:		
Share capital	121,756	122,887
Warrants	1,949	1,949
Contributed surplus	7,750	7,628
Accumulated other comprehensive income	551	1,268
Deficit	(52,662)	(50,138)
Total Equity	79,344	83,594
Total liabilities and equity	$ 98,003	$ 103,761

Condensed Consolidated Interim Statements of Net (Loss) Income and Comprehensive (Loss) Income
(expressed in thousands of Canadian dollars, except per share amounts)
(unaudited)

For the three months ended March 31		2019		2018
Revenue, net	$	**4,880**	$	6,064
Cost of goods sold		**1,038**		789
Gross profit		**3,842**		5,275
Expenses				
Selling, general and administrative		**5,063**		3,931
Research and development		**921**		909
		5,984		4,840
(Loss) income before the undernoted		**(2,142)**		435
Other income:				
Revaluation of holdback receivable		**-**		83
		-		83
Finance costs (income):				
Finance (income) expense, net		**(190)**		76
Foreign exchange loss (gain), net		**881**		(1,013)
		691		(937)
Net (loss) income before income taxes	$	**(2,833)**	$	1,455
Income tax (recovery) expense				
Current		**(77)**		96
Deferred		**-**		-
		(77)		96
Net (loss) income	$	**(2,756)**	$	1,359
Other comprehensive (loss) income:				
Item that may be reclassified to profit or loss				
Exchange differences on translation of foreign subsidiaries		**(834)**		1,155
Item that will not be reclassified to profit or loss:				
Revaluation of investment in Sensible Medical at FVOCI		**117**		-
Other comprehensive (loss) income, net of tax		**(717)**		1,155
Comprehensive (loss) income	$	**(3,473)**	$	2,514
(Loss) earnings per share				
Basic	$	**(0.18)**	$	0.09
Diluted	$	**(0.18)**	$	0.08

Condensed Consolidated Interim Statements of Cash Flows
(expressed in thousands of Canadian dollars, except per share amounts)
(unaudited)

For the three months ended March 31		2019		2018
Cash (used in) provided by:				
Operating activities:				
Net (loss) income for the period	$	(2,756)	$	1,359
Adjustments for:				
Current income tax (recovery) expense		(77)		96
Revaluation of holdback receivable		-		(83)
Amortization of property and equipment		122		22
Amortization of intangible assets		183		-
Share-based compensation		122		417
Finance (income) expense, net		(190)		76
Unrealized foreign exchange loss		867		278
Change in the following:				
Accounts receivable		2,752		889
Inventories		(36)		518
Prepaid expenses		(341)		(562)
Accounts payable and accrued liabilities		(3,046)		(2,276)
Interest received, net		969		132
Income taxes paid		-		(155)
Royalties paid		(462)		(392)
Cash flows (used in) from operating activities		**(1,893)**		319
Investing activities:				
Investment in Sensible Medical		(6,337)		-
Proceeds from Apicore Sale Transaction		-		65,235
Redemptions (purchases) of short-term investments		2,313		(56,700)
Acquisition of property and equipment		(164)		(95)
Acquisition of intangible assets		(7,038)		-
Cash flows (used in) from investing activities		**(11,226)**		8,440
Financing activities:				
Repurchase of common shares under normal course issuer bid		(899)		-
Exercise of stock options		-		194
Cash flows (used in) from financing activities		**(899)**		194
Foreign exchange (loss) gain on cash held in foreign currency		(14)		179
(Decrease) increase in cash and cash equivalents		(14,032)		9,132
Cash and cash equivalents, beginning of period		24,139		5,260
Cash and cash equivalents, end of period	$	**10,107**	$	14,392